UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Aries Maritime Transport Limited (the “Company”) relating to its annual general meeting scheduled to be held on October 7, 2008.

Exhibit 1

                    September 8, 2008

TO THE SHAREHOLDERS OF
ARIES MARITIME TRANSPORT LIMITED

Enclosed is a Notice of Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the “Company”) which will be held at the Company’s offices located at 18 Zerva Nap. Str., 166 75 Glyfada, Athens, Greece on October 7, 2008 at 11:00 a.m. local time, and related materials.

At this Annual General Meeting of Shareholders (the “Meeting”), the shareholders of the Company will consider and vote upon proposals:

1.	To elect Mr. Christopher J. Georgakis and Mr. George Xiradakis to serve as Class II directors until the 2011 Annual General Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of PricewaterhouseCoopers S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”);

3.	To amend the Company’s Bye-laws in order to permit the Company to hold treasury shares (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One, Two and Three requires the affirmative vote of a majority of the votes cast at the meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

            Very truly yours,

            Jeffrey Parry
            Chief Executive Officer

ARIES MARITIME TRANSPORT LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
OCTOBER 7, 2008

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the “Company”) will be held at the Company’s offices located at 18 Zerva Nap. Str., 166 75 Glyfada, Athens, Greece on October 7, 2008 at 11:00 a.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect Mr. Christopher J. Georgakis and Mr. George Xiradakis to serve as Class II directors until the 2011 Annual General Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of PricewaterhouseCoopers S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”);

3.	To amend the Company’s Bye-laws in order to permit the Company to hold treasury shares (“Proposal Three”);

4.	To lay before the shareholders the Company’s audited financial statements for the year ended December 31, 2007; and

5.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 22, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

        By Order Of The Board Of Directors

        Appleby Services (Bermuda) Ltd.
        Secretary
September 8, 2008
Hamilton, Bermuda

ARIES MARITIME TRANSPORT LIMITED

______________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 7, 2008

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Aries Maritime Transport Limited, a Bermuda company (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the Company’s offices located at 18 Zerva Nap. Str., 166 75 Glyfada, Athens, Greece on October 7, 2008 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 8, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 22, 2008 (the “Record Date”), the Company had outstanding 28,616,877 common shares, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  Two or more shareholders present in person at the Meeting or by proxy representing in excess of one third of the total issued voting shares of the Company shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Market under the symbol “RAMS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office at Cannons Court 22 Victoria Street P.O. Box HM 1179 Hamilton HM EX Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF CLASS II DIRECTORS

The Company currently has five directors divided into three classes.  As provided in the Company’s Bye-laws, at the first Annual General Meeting of Shareholders on May 25, 2006, we elected Class I, Class II and Class III directors with three, two, and one year terms, respectively.  At each succeeding Annual General Meeting, successors to the class of Directors whose term expires at that Annual General Meeting shall be elected for a three year term.  Since the first Annual General Meeting, Captain Gabriel Petridis was appointed to the board of directors to fill the vacancy resulting from the resignation of Mr. Richard Coxall, our former Chief Financial Officer and Class I director.  Mr. Christopher J. Georgakis and Mr. George Xiradakis were appointed to our board of directors to fill the vacancies resulting from the resignation of Mr. Per Olav Karlsen and Mr. Henry S. Marcus, two former Class II directors.  Accordingly, the directorship term for our Class II directors, Mr. Christopher J. Georgakis and Mr. George Xiradakis, is set to expire.  The board of directors has nominated Mr. Christopher J. Georgakis and Mr. George Xiradakis for election as Class II directors, each to serve for a three-year term.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of Mr. Christopher J. Georgakis and Mr. George Xiradakis.  It is expected that Mr. Christopher J. Georgakis and Mr. George Xiradakis will be able to serve, but if before the election it develops that Mr. Christopher J. Georgakis and Mr. George Xiradakis are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees For Election To The Company’s Board Of Directors

    Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

Christopher J. Georgakis	44	Class II Director
George Xiradakis	44	Class II Director

      Certain biographical information about Mr. Christopher J. Georgakis and Mr. George Xiradakis is set forth below.

Christopher J. Georgakis has served as a member of our board of directors since he was appointed by our board of directors in July 2008.  Mr. Georgakis has two decades of shipping experience with a concentration on the dry bulk sector and considerable U.S. capital markets experience.  From November 2004 to February 2008, Mr. Georgakis was President and Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes.  Prior to that, he served six years with privately owned London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd.  Mr. Georgakis holds a B.S. in Business Administration, magna cum laude, from United States International University.

George Xiradakis has served as a member of our board of directors since he was appointed by our board of directors in July 2008.  Mr. Xiradakis has approximately 20 years of experience in the shipping industry with a concentration in ship finance.  Mr. Xiradakis is currently Managing Director of XRTC Business Consultants Ltd., a financial advisory firm serving the maritime industry, which he founded in 1999.  From 1991 to 1999, Mr. Xiradakis worked at Credit Lyonnais and its predecessors, most recently serving as Deputy General Manager of Credit Lyonnais Greece and Head of Shipping for Greece, Middle East and India.  Mr. Xiradakis is currently a non-Executive Director of NASDAQ-listed Paragon Shipping Inc., DryShips Inc. and its subsidiary, Ocean Rig ASA.  Mr. Xiradakis graduated from the Nautical Marine Academy of Aspropyrgos, received his postgraduate diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, and obtained an MS in Maritime Studies from the University of Wales.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of PricewaterhouseCoopers S.A. as the Company’s independent auditors for the fiscal year 2008.  The board of directors will also lay before the Meeting the Company’s audited financial statements for the year ended December 31, 2007.  These financial statements are being distributed to shareholders as part of the Company’s 2007 Annual Report.

PricewaterhouseCoopers S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2008 FISCAL YEAR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

AMENDMENT OF BYE-LAWS TO
PERMIT THE COMPANY TO HOLD TREASURY SHARES

The board of directors is submitting for approval at the Meeting an amendment to the Company’s Bye-laws to permit the Company to hold treasury shares.

Until the adoption of the Companies Amendment Act 2006, companies in Bermuda were not able to hold their own shares as treasury shares.  As a result, any acquisition by a company of its own shares were required to be cancelled and the issued share capital of the company would be reduced by the nominal value of such shares accordingly.  Since December 29, 2006, however, provided that it is expressly authorized by a company’s memorandum of association or its bye-laws, a company is able to acquire its own shares and hold them as treasury shares with the flexibility to either (i) hold such shares, (ii) dispose of or transfer all of such shares for cash or other consideration, or (iii) cancel any of such shares, in either case, at the option of the board of directors.  This greater flexibility that is now available to the Company to acquire and hold its own shares, without the requirement that such shares be cancelled, is considered to be beneficial to the Company.

The board of directors has previously approved such an amendment by means of a board resolution in accordance with Article 77 of the Company’s Bye-laws.  If approved, a new Section 3.2 will be added to the Company’s Bye-laws that states in its entirety:

3.2           The Board may, at its discretion and without the sanction of a resolution of Members, authorise the acquisition by the Company of its own shares, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts.  The Company shall be entered in the Register of members as a shareholder in respect of the shares held by the Company as treasury shares and shall be a shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.  Subject as otherwise provided in these Bye-laws in relation to shares in the Company generally, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT OF THE COMPANY’S BYE-LAWS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Appleby Services (Bermuda) Ltd.
Secretary

September 8, 2008
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: September 17, 2008	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 919293